UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________

SCHEDULE 14F-1
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INFORMATION STATEMENT FILED PURSUANT TO SECTION 14(f)
OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

TITAN IRON ORE CORP.
(Exact name of registrant as specified in its charter)

Nevada	98-0546715
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3040 N. Campbell Ave., Suite 110, Tucson AZ 85719
 (Address of principal executive offices) (Zip code)

(520) 989-0020
(Registrant’s telephone number, including area code)

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NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

________________________________________________________________________

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NO VOTE OR OTHER ACTION OF THE COMPANY’S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS SCHEDULE 14F.  NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

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TITAN IRON ORE CORP.
3040 N. Campbell Ave., Suite 110, Tucson AZ 85719

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

NOTICE OF CHANGE OF COMPOSITION OF THE BOARD OF DIRECTORS

July 12, 2011

As used in this Information Statement on Schedule 14f-1 (the “Information Statement”), the terms “we”, “us”, and “our” refer to Titan Iron Ore Corp., a Nevada corporation.  All references to currency are stated in United States dollars unless otherwise indicated.

This Information Statement is being furnished to holders of record of the common stock of our company, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act.

This Information Statement is being mailed on or about July 12, 2011, by our company to the holders of record of shares of our common stock as of the close of business on June 30, 2011. On the tenth (10th) day after this Information Statement has been mailed to the stockholders, the director designee named herein will be appointed to the board of directors and Ed Mulhern will resign as a director (the “Effective Date”).

We entered into an acquisition agreement (the “Acquisition Agreement”) dated June 13, 2011 with J2 Mining Ventures Ltd., pursuant to which on the closing of such transaction, we acquired a 100% right, title and interest in and to a property option agreement from J2 Mining with respect to iron ore mineral properties located in Albany County, Wyoming.

On June 30, 2011, we closed the Acquisition Agreement (the “Closing”) and in connection with the Closing, on June 30, 2011, Ed Mulhern resigned as our President, Chief Executive Officer, Chief Financial Officer, Secretary and Treasurer and we appointed Andrew Brodkey as our President and Chief Executive Officer, Frank Garcia as our Chief Financial Officer, Jodi Henderson as our Corporate Secretary and Dr. David Hackman as our Vice President, Exploration.

Ed Mulhern wishes to resign as a director of our company and we wish to appoint Dr. Ronald J. Richman as a director of our company (the “Change of Director”). The Change of Director will result in a change in the majority of our directors and will be effective ten (10) days after the filing of this Information Statement with the Securities and Exchange Commission (the “SEC”) and its mailing or delivery to all of our shareholders in compliance with Section 14(f) of the Exchange Act and Rule 14f-1 or Regulation 14E thereunder.

On the Closing, certain affiliate shareholders of the Company sold 18,000,000 shares of common stock in the capital of our company at a purchase price per share of US $0.0001 for an aggregate of $1,800 and surrendered their remaining 142,950,000 shares of common stock of our company for cancellation. After taking into the consideration the canceled shares, the 18,000,000 shares of common stock in the capital of our company consisted of 36.19% of the issued and outstanding shares at Closing. Of the 36.19%, our new Directors, Andrew Brodkey and Dr. Ronald J. Richman, will hold a cumulative 13.67% interest in the issued and outstanding shares of common stock in the capital of our company.

No action is required by our stockholders in connection with this Information Statement.  However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, requires the mailing to our stockholders of the information set forth in this Information Statement at least ten (10) days prior to the date that a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders).

THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE SECURITIES EXCHANGE ACT AND RULE 14F-1 PROMULGATED THEREUNDER IN CONNECTION WITH THE APPOINTMENT OF ROBBIE MANIS TO THE BOARD OF DIRECTORS UPON THE EFFECTIVE DATE.  NO ACTION IS REQUIRED BY OUR STOCKHOLDERS IN CONNECTION WITH THIS INFORMATION STATEMENT.  PROXIES ARE NOT BEING SOLICITED, AND YOU ARE NOT REQUESTED TO SEND OUR COMPANY A PROXY.  YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY, BUT YOU ARE NOT REQUIRED OR REQUESTED TO TAKE ANY ACTION IN CONNECTION WITH THIS INFORMATION STATEMENT.

VOTING SECURITIES

We are authorized to issue up to 3,700,000,000 shares of common stock, par value $0.0001 per share. On June 30, 2011, after surrender of shares for cancellation that are still in process, there were 49,737,000 shares of our common stock issued and outstanding.

Each share of issued and outstanding common stock entitles the holder thereof to fully participate in all stockholder meetings, to cast one vote on each matter with respect to which stockholders have the right to vote, and to share ratably in all dividends and other distributions declared and paid with respect to the common stock, as well as in the net assets of the corporation upon liquidation or dissolution.

SECURITY OWNERSHIP OF CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding beneficial ownership of our common stock as of June 30, 2011 by (i) each person or group who is known by us to beneficially own more than 5% of our common stock; (ii) each director; (iii) our president, our chief executive officer and each other executive officer whose cash compensation for the most recent fiscal year exceeded $100,000 and (iv) all such executive officers and directors as a group. Except as indicated in the footnotes to this table, the persons named in the table to our knowledge have sole voting and investment power with respect to all shares of securities shown as beneficially owned by them. The information in this table is based upon 49,737,000 shares of common stock outstanding.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class
Owners of more than 5%	Nil		Nil
Directors and Officers
Andrew Brodkey President, Chief Executive Officer and Director Suite 110, 3040 N. Campbell Avenue Tucson AZ 85719	6,000,000	Direct	12.06%
Dr. Ronald J. Richman Director 5545 N. Via Umbrosa Tucson AZ 85750	800,000	Direct	1.61%
All Directors and Officers as a group	8,600,000		13.67%

Changes in Control

The Closing results in a change of control of our company due to the fact that an aggregate amount of 18,000,000, or 36.19%, of the shares of common stock in the capital of our company have been sold by certain affiliate shareholders to Mr. Andrew Brodkey, Dr. Ronald Richman and other purchasers.

DIRECTORS AND EXECUTIVE OFFICERS

Directors and Executive Officers

The following sets forth information about the individual who will become our director on the Effective Date:

Name	Age	Position
Dr. Ronald J. Richman	70	Director

The following is a summary of the biographical information of our nominated director:

Dr. Ronald J. Richman from 2008 to the present was a co-director at Arid Lands Bioenergy Institute at the University of Arizona responsible for developing industrial liaison program, and reviewing programs for potential commercialization responsible for developing industrial liaison program, and reviewing programs for potential commercialization. Dr.  Richman was appointed as a Director and to the Audit Committee of Pan American Lithium Corp. in 2010. From 2003 to the present, Dr. Richman was Director and Chief Executive Officer of Innovative Technology Development Center in Tucson, AZ a not-for-profit organization promoting sustainable economic development across Southern Arizona with focus on renewable resources. Prior to this, Dr. Richman held senior executive positions with IBM where he worked for 35 years. Dr. Richman received a Bachelor of Science Degree in Chemistry from New York University, a Master of Science in Chemistry at the University of Colorado, a Doctor of Philosophy in Chemistry from the University of Colorado, the Wharton Executive Program, Wharton School, Senior Management Development at Sands Point IBM.

Family Relationships

Nil

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past ten years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Except as set forth in our discussion below in “Certain Relationships and Related Transactions, and Director Independence – Transactions with Related Persons,” none of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

CORPORATE GOVERNANCE

Director Independence

Our board of directors has concluded that Dr. Richman will be independent as the term “independent” is defined by the rules of the New York Stock Exchange and Rule 10A-3 of the U.S. Securities Exchange Act of 1934, as amended.

Board Committees

None of our shares or other securities are presently listed for trading in any securities exchange.  Prior to seeking the listing of our shares in any securities exchange, in order to satisfy various listing requirements, our board of directors will require to be restructured, the number of our directors increased and various committees formed, among other requirements.  At this time, Dr. Richman will be the sole member of our Audit Committee.

Code of Business Conduct and Ethics

As of the date of this Information Statement, we have not adopted a corporate code of business conduct and ethics.

CERTAIN RELATED TRANSACTIONS AND RELATIONSHIPS

Transactions with Related Persons

Nil

Insider Transactions Policies and Procedures

Our board of directors is charged with reviewing and approving all potential related party transactions. All such related party transactions must then be reported under applicable SEC rules. We have not adopted other procedures for review, or standards for approval, of such transactions, but instead review them on a case-by-case basis.

EXECUTIVE AND DIRECTOR COMPENSATION

The following is a summary of the compensation we paid to our officers and directors, for the last three fiscal years ended December 31, 2010, 2009 and 2008.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Arunkumar Rajapandy 1 President, CEO, CFO and Director	2010	-	-	-	-	-	-	-	-
	2009	-	-	-	-	-	-	-	-
	2008	-	-	-	-	-	-	-	-
Ed Mulhern 2 President, CEO, CFO, Secretary, Treasurer and Director	2010	-	-	-	-	-	-	-	-
	2009	-	-	-	-	-	-	-	-
	2008	-	-	-	-	-	-	-	-

1 On March 14, 2011, Arunkumar Rajapandy resigned as our president, chief executive officer and director;
2 On April 6, 2011, we appointed Ed Mulhern to act as our president, chief executive officer, chief financial officer, secretary, treasurer and director.
On June 30, 2011, we acquired a 100% right, title and interest in and to a property option agreement and in connection with such transaction, Mr. Andrew Brodkey became our President and Chief Executive Officer.  Prior to the consummation of acquisition, Mr. Ed Mulhern served as our sole director and officer since April 6, 2011. We have agreed to pay Mr. Ed Mulhern $50,000 upon his resignation for his work as director and officer of our company. We have also entered into an employment agreement with Mr. Andrew Brodkey effective June 30, 2011.

Compensation Discussion and Analysis

Prior to the Closing, we did not have any employment agreements with any of our executive officers or directors. In connection with the Closing we entered into an employment agreement with Andrew Brodkey to serve as President and Chief Executive Officer of our company with duties and responsibilities for our company’s corporate and administration offices and positions and such other duties and responsibilities as the board of directors may from time to time reasonably assign to Mr. Brodkey.

Prior to the Closing, we did not have any formal arrangements or agreements to compensate our director for services they provide as directors of our company. In connection with the appointment of Dr. Ronald J. Richman as an Independent Director of our company, we entered into an Independent Director agreement with Dr. Richman whereby he will receive monthly compensation to serve as a Director of our company.

We plan to implement a more comprehensive compensation program, which takes into account other elements of compensation, including, without limitation, short and long term compensation, cash and non-cash, and other equity-based compensation such as stock and  stock options. We expect that this compensation program will be comparable to the programs of our peer companies and aimed to retain and attract talented individuals.

We will also consider forming a compensation committee to oversee the compensation of our named executive officers. The majority of the members of the compensation committee would be independent directors.

WHERE YOU CAN FIND MORE INFORMATION

Our company files reports with the SEC.  These reports include annual reports, quarterly reports as well as other information required to be filed pursuant to securities laws.  You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549.  You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

TITAN IRON ORE CORP.

/s/ Andrew Brodkey
Andrew Brodkey
Chief Executive Officer

Dated: July 12, 2011